CPS TECHNOLOGIES CORP.

111 South Worcester Street

Norton, MA 02766

November 24, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Jay Ingram

Legal Branch Chief, Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 4631

Re: CPS Technologies Corp.

Registration Statement on Form S-3 filed November 18, 2015

File Number 333-208091

Dear Mr. Ingram:

I respectfully request acceleration of the effective date of the Registration Statement on Form S-3 filed on November 18, 2015, File No. 333-208091 (the “Filing”), to 9:00 am Eastern Time, Monday, November 30, 2015.

I acknowledge on behalf of CPS Technologies Corp. that (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve CPS from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and (c) CPS may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

By:

/s/Ralph M Norwood

Ralph M Norwood

Chief Financial Officer